

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

<u>Via E-Mail</u>
Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

> **Re: The New Home Company LLC**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189366**

Dear Mr. Webb:

We have reviewed your amended registration statement and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61</u>

<u>Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 69</u>

1. As previously requested in comment 26 in our letter dated May 15, 2013 and comment 5 in our letter dated June 7, 2013, please expand your results of operations disclosures to include a discussion and analysis of the material costs included in cost of sales for home sales, fee building and land sales along with the material factors impacting these costs. Please note that it should be clear from your discussion and analysis of the cost of sales for fee building why these costs exceed the amount of revenues recognized for fiscal year 2011. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. Please also address this comment in your interim period discussion and analysis.

2. We note from your disclosures in Note 8 to your financial statements that you reversed $450,477 of your fee building warranty reserve during fiscal year 2012, which positively impacted fee building revenues and gross profit. Please expand your discussion and analysis of your fee building results for fiscal year 2012, including the interim period as appropriate, to clarify to investors that revenues and gross profit was positively impacted by this change and why.

Liquidity and Capital Resources, page 83

3. We note your disclosures on page 86 that operating cash flows was impacted by increases in other assets that was primarily related to purchase of property and equipment. Please help us understand how purchases of property and equipment impacted your operating cash flows rather than your investing cash flows.

4. We note your disclosures on page 86 that you have sufficient cash and sources of financing for at least the next 12 months. Please expand your disclosures to provide investors with the specific reasons you were able to arrive at this conclusion, in light of the fact that you reported negative operating cash flows and negative free cash flows for the three months ended March 31, 2013. If you are relying on additional capital contributions from your current members and also the proceeds from this offering to be able to meet your obligations for the next 12 months, please clearly disclose this. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Our Formation Transactions and Structure, page 158

5. We reissue comment 38 in our letter dated May 15, 2013. We continue to note that the common shares of the company will be issued immediately prior to the completion of the offering and that some of the initial shareholders will be providing these shares for the fulfillment of the over-allotment option. Please provide an analysis addressing whether the offer and sale of the shares in the formation transaction is "complete" for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. Please discuss the presence of any contractual agreements that establish that, at the time of filing, the members of TNHC LLC, IHP Capital Partners VI, LLC, Watt/TNHC LLC, and TCN/TNHC LP have made final, binding and unconditional commitments to receive the shares of common stock they will receive in the reorganization to corporate form. Throughout the Plan of Conversion, filed as Exhibit 2.1, we note references to the automatic conversion, which suggests that the terms on which equity interests will exchanged are fixed in accordance with a formula that varies only as the initial offering price varies. Also, please file the Supplement to Limited Liability Company Agreement, dated June 13, 2013 referenced in your Plan of Conversion.

Certain Relationships and Related Party Transactions, page 177

Advisory Services of Mr. Berchtold, page 179

6. We note your disclosure on page 179 that you will pay Mr. Berchtold $500,000 for providing you with advice and guidance in connection with you becoming a public company. Please file the agreement as an exhibit to the registration statement.

The New Home Company, Inc.
Unaudited Pro Forma Consolidated Financial Statements, page F-2

7. Please expand footnote 6 to clearly explain to investors why you are not recognizing a provision for taxes upon completion of your reorganization from a LLC to a corporation.

The New Home Company LLC and The New Home Company Predecessor Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-7
Organization, page F-7

8. Please expand your disclosure regarding your conclusion that as of August 18, 2010, the admission of Watt and IHP as members resulted in a change of control that required your assets and liabilities to be revalued at fair value (i.e., push down accounting). Please disclose the impact of the change in control to your balance sheet as of August 18, 2010. Please refer to your analysis provided to us in response to comments 49 in our letter dated May 15, 2013, and comment 10 in our letter dated June 7, 2013.

Exhibits and Financial Statement Schedules, page II-3

9. Please include the Amended and Restated Limited Company Agreement of The New Home Company LLC and any amendments thereto as exhibits to your registration statement.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail